October 22, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes

Re:	NovaBay Pharmaceuticals, Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-140714)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Registrant that the effectiveness of the above-referenced Registration Statement on Form S-1, relating to the initial public offering, be accelerated so that it may become effective at 5:00 p.m. (Eastern time), on October 24, 2007, or as soon as practicable thereafter, and that such effective date and time be confirmed in writing, by notifying J.R. Kang of Dorsey & Whitney LLP, the Registrant’s counsel, at 949.932.3665.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated September 4, 2007, relating to the above-referenced offering have been distributed as follows during the period of September 4, 2007 through the date hereof:

•	920 total copies distributed;

•	600 copies to prospective underwriters;

•	200 copies to institutional investors; and

•	120 copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DUNDEE SECURITIES CORPORATION
DESJARDINS SECURITIES INC.
BLACKMONT CAPITAL INC.
DAWSON JAMES SECURITIES, INC.

By:	DUNDEE SECURITIES CORPORATION
As a representative
of the underwriters

DUNDEE SECURITIES CORPORATION

By:	/s/ Jolyon Burton
Name:	Jolyon Burton
Title:	Vice-President, Investment Banking